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                                                                Exhibit (d)(iii)

                              ACNIELSEN CORPORATION



                                                               December 17, 2000



Mr. Michael P. Connors
c/o ACNielsen Corporation
177 Broad Street
Stamford, CT 06901

Dear Michael:

                  As you are aware, VNU N.V. (the "Parent"), Artist Acquisition, Inc. (the "Purchaser") and ACNielsen Corporation (the "Company") are contemplating entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Purchaser shall commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended) an offer to purchase all of the outstanding shares of the Company (the "Offer") and the Purchaser will then merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in such Merger. As a result of the Merger, any stock options granted to you under the Company's equity incentive plans that are not exercisable prior to the effective time of the Merger will accelerate and become fully vested, and you will receive a cash payment for all of your stock options equal to the value of your stock options, calculated on the basis of the Merger Consideration (as defined in the Merger Agreement).

                  A significant inducement to VNU and the Purchaser entering into the Merger Agreement is their expectation that you and certain other key employees of the Company will refrain from engaging in competitive activities and/or solicitation of the Company's customers or employees as set forth in this letter agreement (the "Agreement"). In consideration of VNU and the Purchaser entering into the Merger Agreement, and of the other covenants and agreements contained herein, specifically including the noncompetition/nonsolicitation provisions under Section 8, you hereby agree to the other provisions of this Agreement.

                  Reference is made to your change in control letter agreement dated November 1, 1996 between you and the Company (the "Change in Control Agreement"). Capitalized terms used herein without definition have the respective meanings specified in the Change in Control Agreement.

1. EFFECTIVENESS. This Agreement shall constitute a binding obligation of the Company and you upon execution hereof; provided that, notwithstanding any other provision of this Agreement, the terms hereof shall become effective only upon the consummation of the Offer and in the event the Merger Agreement is terminated for any reason or effectuated without the consummation of the Offer having occurred, this Agreement shall be terminated without further obligation or liability of either party and the Change in Control Agreement shall remain in full force and effect.
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2. SERP BENEFITS. If (i) you are an employee on the date which is 90 days following the Change in Control or (ii) your employment terminates prior to such date due to a Qualified Termination (as defined below), you shall be deemed fully vested under the Company's Supplemental Executive Retirement Plan, effective as of November 1, 1996 (the "Covered Top-Hat Plan"). The benefit to which you shall be entitled under any Covered Top-Hat Plan shall be determined using:

                  (a) the maximum credited service allowed to be taken into account under the Covered Top-Hat Plan's benefit formula; and

                  (b) your base salary and bonus taken into account under
         Section 3 hereof as your final average compensation.

3. PAYMENTS. Subject to your continued employment with the Company, on the date which is 90 days after the Change in Control (the "Payment Date") you shall be entitled to a lump sum payment (the "Payments") equal to the sum of:

                  (a) Three times the greater of (i) your annual base salary in effect immediately prior to the Change in Control or (ii) your annual base salary in effect on the Payment Date;

                  (b) Three times the greater of (i) your annual target bonus for the year in which the Change in Control occurs or, if no such target bonus has yet been determined for such year, your annual target bonus for the immediately preceding year or (ii) the annual bonus actually earned by you in the year immediately preceding the year in which the Change in Control occurs;

                  (c) Your annual target bonus for the year in which the Change in Control occurs, multiplied by a fraction, (i) the numerator of which equals the number of full or partial days in such annual performance period during which you were employed by the Company prior to the Payment Date and (ii) the denominator of which is 365; provided, however, that any annual bonus paid to you with respect to the 2001 worldwide annual incentive plan shall be offset by the payment under this Section 3(c);

                  (d) The entire target bonus opportunity with respect to each performance period in progress under all other bonus plans of the Company in effect at the time of the Change in Control; provided, however, that any bonus paid to you with respect to each such other bonus plan of the Company shall be offset by the payment under this
         Section 3(d) with respect to such other bonus plan; and

                  (e) A lump sum payment equal to the present value (as of the Payment Date using the discount rate in the Covered Top-Hat Plan) of a lump sum payment of your benefit under the Covered Top-Hat Plan using the assumptions in the Covered Top-Hat Plan and assuming that you were employed by the Company until age 55. For purposes of calculating your Covered Top-Hat Plan benefit, you shall be deemed to have retired from the Company at normal retirement age as if the Company had consented to such retirement. Exhibit A to the Change in Control Agreement sets forth an example of how the compensation and benefits provided under this Section 3(e) shall be determined prior
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         to the present value of such compensation and benefits as of the
         Payment Date. Receipt of such lump-sum payment by you shall constitute full satisfaction of all of your retirement benefits under the Covered Top-Hat Plan and upon payment to you, the Company shall have no further obligations to you with respect to such retirement benefits under the Covered Top-Hat Plan.

                  Notwithstanding the foregoing, in the event that your employment is terminated following the Change in Control (A) by the Company without Cause, (B) due to your death or Disability or (C) by you with Good Reason (other than Section 3(f)(iii)(A) of the Change in Control Agreement), (each of (A), (B) or (C), a "Qualified Termination") prior to the Payment Date, you shall be entitled to the Payments as soon as practicable (but in no event later than five business days) following such termination, in which case such earlier date shall be the Payment Date for all purposes hereunder.

4. ESCROW ACCOUNT. As soon as practicable (but in no event later than five business days) following the Change in Control, an amount equal to the Payments and any payments provided for under Section 6 hereof shall be placed in an escrow account with The Chase Manhattan Bank, the terms of which shall be designed to ensure that the assets thereof shall not be subject to the claims of creditors of the Parent, the Purchaser or the Company. The Payments, when made, shall include interest at the prime rate, as reported from time to time by The Chase Manhattan Bank.

5. ADDITIONAL BENEFITS. Upon (i) your termination of employment with the Company for any reason on or following the Payment Date or (ii) a Qualified Termination prior to the Payment Date, you shall be entitled to the following benefits:

                  (a) Your full base salary through the date of termination at the rate in effect at the time of your termination, no later than the fifth day following your date of termination, and you shall receive all other amounts to which you are entitled under any compensation or benefit plan of the Company, at the time such payments are due;

                  (b) A cash allowance for outplacement and job search activities (including, but not limited to, office and secretarial expenses) in the amount of 20% of your annual base salary and annual target bonus taken into account under Section 3 hereof, provided that
         (A) such cash allowance shall not exceed $100,000 and (B) such cash allowance shall apply only to those costs or obligations that are incurred by you during the 36-month period following your termination of employment;

                  (c) For a 36-month period following your termination of employment, the Company shall arrange to provide you with life and health insurance benefits no less favorable than those which you were receiving immediately prior to the Change in Control. Notwithstanding the foregoing, any benefit described in the preceding sentence shall constitute secondary coverage with respect to any life and health insurance benefits actually received by you in connection with any subsequent employment (or self-employment) during the 36-month period following your termination; and
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                  (d) Starting at age 55, you shall receive retiree medical and life benefits from the Company. Such benefits shall be no less favorable than the benefits that you would have received had you, at the time of the Change in Control, both (A) attained age 55 and (B) retired from the Company. Notwithstanding the foregoing, any benefit described in the preceding sentence shall constitute secondary coverage with respect to retiree medical and life benefits actually received by you in connection with any subsequent employment (or self-employment) following your termination.

6. EXCISE TAX. In the event you become entitled to any amounts payable hereunder or any other amounts in connection with a change in control (whether or not such amounts are payable pursuant to this Agreement) (the "Severance Payments"), if any of such Severance Payments are subject to the tax (the "Excise Tax") imposed by Section 4999 of the Code (or any similar federal, state or local tax that may hereafter be imposed), the Company shall pay to you at the time specified in
Section 7 hereof an additional amount (the "Gross-Up Payment") such that the net amount retained by you, after deduction of any Excise Tax on the Total Payments (as hereinafter defined) and any federal, state and local income tax and Excise Tax upon the payment provided for by this Section 6, shall be equal to the Total Payments. For purposes of determining whether any of the Severance Payments will be subject to the Excise Tax and the amount of such Excise Tax: (i) any other payments or benefits received or to be received by you in connection with a Change in Control or your termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change in Control or any Person affiliated with the Company or such Person) (which, together with the Severance Payments, constitute the "Total Payments") shall be treated as "parachute payments" within the meaning of Section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless in the opinion of nationally-recognized tax counsel selected by you such other payments or benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of
Section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax;
(ii) the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments and (B) the amount of excess parachute payments within the meaning of
Section 280G(b)(1) of the Code (after applying Section 6(i) hereof); and (iii) the value of any non-cash benefits or any deferred payments or benefit shall be determined by a nationally-recognized accounting firm selected by you in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of your residence, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder, you shall repay to the Company within ten days after the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross-Up Payment being repaid by you if such repayment results in a
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reduction in Excise Tax and/or federal and state and local income tax deduction)
plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional gross-up payment in respect of such excess) within ten days after the time that the amount of such excess is finally determined.

7. TIME OF PAYMENT. The payments provided for in Section 6 hereof shall be made on the Payment Date; provided, however, that if the amount of such payments cannot be finally determined on or before such day, the Company shall pay to you on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Payment Date. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to you, payable on the fifth day after the demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code). The payments provided for in Section 5(b) hereof shall be made not later than the fifth day following the submission of each receipt to the Company evidencing costs or obligations incurred by you in connection with outplacement counseling and job search activities.

8. NONCOMPETITION/NONSOLICITATION. In consideration of the matters set forth in the recitals contained herein and of the payments and benefits made pursuant to this Agreement you hereby agree that:

                  (a) From the Change in Control until the date that is eighteen months following the Change in Control (the "Restricted Period"), you will not (i) become a stockholder (unless (A) such stock is listed on a national securities exchange or traded on a daily basis in the over-the-counter market and (B) your ownership interest is not in excess of 2% of the company whose shares are being purchased), employee, officer, director or consultant of or to any of the entities listed on Exhibit A hereto (each a "Named Entity") or (ii) establish, either on your own or with any one or more of the Executive Officers listed on Exhibit A hereto, a business that competes with the Company. These restrictions will apply whether or not you accept any form of compensation from any such Named Entity.

                  (b) During the Restricted Period, on behalf of any Named Entity you will not recruit or solicit any (i) customer of the Company, including any of its affiliates or subsidiaries or (ii) any employee of the Company.

9. REMEDIES. Without limiting any other remedy available to the Company, you acknowledge that a breach of any of the covenants contained in this Agreement may result in material irreparable injury to the Company and VNU for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company and VNU shall be entitled to seek a temporary restraining order or a preliminary or permanent injunction restraining you from
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engaging in activities prohibited by this Agreement or such other relief as may be required to enforce, or appropriate in light of the breach of, any of the covenants in this Agreement.

10. BANK LOAN. On or prior to the Payment Date, you shall repay amounts owed under the loan agreement between you and Northern Trust Company.

11. ENTIRE AGREEMENT/AMENDMENTS. This Agreement contains the entire understanding of the parties with respect to your benefits under the Change in Control Agreement and, except with respect to Exhibit A of the Change in Control Agreement (as modified pursuant to Section 3(e))or any references to such Change in Control Agreement contained herein, expressly supersedes the Change in Control Agreement. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the time or at any prior or subsequent time. Notwithstanding anything to the contrary in this Agreement, the procedural provisions of this Agreement shall apply to all benefits payable as a result of a Change in Control (or other change in control) under any employee benefit plan, agreement, program, policy or arrangement of the Company.

12. MITIGATION. Except as provided in Section 5(c) or (d) hereof, you shall not be required to mitigate the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of payment or benefit provided for under this Agreement be reduced by any compensation earned by you as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise.

13. NOTICE. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to:

                  If to the Company:

                  ACNielsen Corporation
                  177 Broad Street
                  Stamford, CT 06901
                  Attn:  General Counsel

                  If to you:

                  To the most recent residential address maintained in the personnel records of the Company.
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14. COSTS OF PROCEEDINGS. The Company shall pay all costs and expenses, including all attorneys' fees and disbursements, of the Company and, at least monthly, you in connection with any legal proceedings, whether or not instituted by the Company or you, relating to the interpretation or enforcement of any provision of this Agreement; provided that if you instituted the proceeding and a finding (no longer subject to appeal) is entered that you instituted the proceeding in bad faith, you shall pay all of your costs and expenses, including attorneys' fees and disbursements. The Company shall pay prejudgment interest on any money judgment obtained by you as a result of such proceeding, calculated at the prime rate of The Chase Manhattan Bank as in effect from time to time from the date that payment should have been made to you under this Agreement.

15. SUCCESSORS; BINDING AGREEMENT.

                  (a) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

                  (b) This Agreement shall inure to the benefit of and be enforceable by you and your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. In the event of your death, all amounts otherwise payable to you hereunder shall, unless otherwise provided herein, be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

16. WITHHOLDING TAXES. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

17. GOVERNING LAW. This Agreement will be governed, construed and interpreted under the laws of the State of New York, without regard to the conflicts of laws provisions thereof. You hereby consent to in personam jurisdiction in the federal or state courts within the State of New York.

18. ADEQUATE CONSIDERATION. You hereby acknowledge and confirm that you have received good and sufficient consideration in connection with this Agreement.

19. COUNTERPARTS. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
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                  Please sign the enclosed copy of this Agreement confirming your agreement to the above.


                                           Yours sincerely,


                                           /s/ Earl H. Doppelt
                                           ----------------------------
                                               Earl H. Doppelt




Agreed and Accepted

/s/ Michael P. Connors
-----------------------------
    Michael P. Connors

December 17, 2000
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                                                                       EXHIBIT A




   NAMED ENTITIES (INCLUDES EACH OF THEIR SUBSIDIARIES AND OTHER AFFILIATES):


AGB Italia
GfK
IBOPE
IHA
IMS Health Incorporated
IPSOS-ASI
Information Resources, Inc.
NFO Worldwide, Inc.
NPD
Opinion Research Corp.
Taylor Nelson Sofres
WPP Group.
Jupiter MediaMetrix

                               EXECUTIVE OFFICERS:

Robert J. Chrenc
Michael P. Connors
Earl H. Doppelt
Nicholas L. Trivisonno